The Big Biz Show: Liquid Media Reveals How Big Data Will Propel Independent IP Creators to Monetization

Vancouver, BC – July 12, 2021 – In a television interview with The Big Biz Show, which broadcasts into more than 110-million U.S. homes and is simulcast on 150+ radio stations, Ron Thomson, CEO of Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR), revealed how big data intelligence is propelling the Company forward to empower independent intellectual property (IP) creators around the world.

The TV interview aired after Thomson’s recent letter to shareholders showcasing Liquid’s transformational business solutions strategy.

“We're growing through purposefully acquiring companies in four key areas that support our business model,” Thomson told Big Biz Show host Bob "Sully" Sullivan. “We use big data analytics and modeling to figure out how something will perform and whether it will have an audience at the end of the day to make its money back and do it again and again, whether it's a film or a TV series.”

Thomson continued, “We're acquiring video content and technology businesses that support our industry and production services, and then obviously monetization. We've already announced our first three acquisition candidates and we'll have those closed in the next couple of months. We have several others that we're in negotiations with [to help build] this wonderful structure for our industry so that people who are interested know with confidence, even if they are independent, that there's a helping hand to [transform their content into a real business].”

Thomson also shares his insights about TV and film financing, feeding the insatiable demand for streaming content, curation and discoverability, and the evolution of audiences.

The full TV interview can be viewed via Liquid’s website. Links to other recent press, including discussion of Liquid’s strategic business model covered in Media In Canada and opportunities in the ‘Edutainment’ market in partnership with iNDIEFLIX, can also be found at LiquidMediaGroup.co by visiting the In The News section.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

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